EXHIBIT 12
Weyerhaeuser Company and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Computation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends
For the year-to-date periods ended September 30, 2014, and 2013
(Dollar amounts in millions)

	YEAR-TO-DATE ENDED
	SEPTEMBER 2014	SEPTEMBER 2013
Available earnings:
Earnings before interest expense, amortization of debt expense and income taxes	$1,053	$817
Add: interest portion of rental expense	8	9
Add (deduct): undistributed losses (earnings) of equity affiliates and income attributable to noncontrolling interests in subsidiaries	5	(3)
Available earnings	$1,066	$823
Fixed charges:
Interest expense incurred	$262	$252
Amortization of debt expense	4	6
Interest portion of rental expense	8	9
Total fixed charges	274	267
Dividends on preference shares (pretax)	41	15
Total fixed charges and preference dividends	$315	$282
Ratio of earnings to fixed charges	3.89	3.08
Ratio of earnings to combined fixed charges and preference dividends	3.38	2.92